

September 22, 2010

Pan American Lithium Corp.
c/o Clark Wilson LLP
800-885 West Georgia Street
Vancouver, BC V6C 3H1

> **Re: Pan American Lithium Corp.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **File No. 333-167277**
> **Filed September 7, 2010**

Dear Mr. Brodkey:

We have reviewed your registration statement and responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment 1 from our letter dated August 3, 2010 and that the page numbers in your response do not accurately indicate where in the marked version of the amendment one could find your responsive changes. In future responses to our comments please ensure that the page numbers accurately indicate where in the marked version of the amendment we will find your responsive changes.

2.   We note your response to our prior comment 3 from our letter dated August 3, 2010 and that you are no longer registering common stock underlying warrants. Please revise your disclosure throughout your filing to remove discussion of the warrants.

3.   We note your response to our prior comment 4 from our letter dated August 3, 2010. You indicate throughout the prospectus that you are registering the *issuance* of the 425,000 shares upon exercise of the relevant options. Your response to prior comment 4 and your disclosure on page 45, however, indicates that the company will issue the underlying shares upon due exercise of the stock options pursuant to Section 4(2). Since

Section 4(2) provides for an exemption from registration, please tell us why you are registering the issuance of these shares upon exercise, rather than registering the resale of the shares after exercise.

4.   Please file the option agreements governing the 425,000 shares of common stock that you are issuing and registering upon conversion of the options. Tell us when the options became or will become exercisable by their terms. We may have further comment.

5.   We note your response to our prior comment 8 from our letter dated August 3, 2010 and your commitment to include new disclosure you set forth in your response. Please indicate clearly where the changes to the registration statement were made, in particular the page number for the risk factor that was added. In the alternative, include the disclosure and risk factor included in your response to our prior comment 8.

6.   We note your response to our prior comment 9 from our letter dated August 3, 2010 and that you anticipated conducting a private placement that was to close on September 15, 2010. Please revise to include updated disclosure regarding the offer, including disclosure required pursuant to Item 701 of Regulation S-K.

7.   With respect to the private placement referenced above, please tell us how you conducted the private placement, including how you solicited investors, and the exemption you relied upon to conduct this offering. Refer to Securities Act Sections C&DI Question 139.25, found at www.sec.gov, and Securities Act Release No. 8828 (Nov. 26, 2008).

Front Cover Page

8.   We note that with this latest amendment, the agent for service was removed. Please provide the name, address, telephone number of an agent for service who is located in the United States. See Schedule A.

Calculation of Registration Fee Table

9.   Please provide the text that accompanies footnote one to the table at the bottom of page 2.

Cover Page of the Prospectus

10.   To enhance clarity, please divide the first paragraph into two paragraphs: one relating to the 425,000 shares and one relating to the 2,913,400 shares. In the first paragraph as revised, please disclose that the 425,000 shares underlie options that have different exercise prices, and disclose the exercise prices. In addition, please revise the proceeds table to clearly disclose the number of shares issuable at each different exercise price, as well as the number of shares being registered for resale. Disclose the net proceeds to the company at each different exercise price.

Prospectus Summary, page 5

11.   We note your response to our prior comment 11 from our letter dated August 3, 2010. We also note the continued inclusion of the safe harbor for forward-looking statements on page 31 and the reference to page 31 in your prospectus summary. Please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Our Company, page 5

12.   We note your response to our prior comment 10 from our letter dated August 3, 2010 and your continued use of the term, "junior mineral exploration company." Please revise to remove the references or explain what is meant by the term. For example, we note the term on pages 9 and 41.

About this Offering, page 5

13.   You indicate that the 425,000 will be issued at a price of up to $0.55. Please clearly disclose the different exercise prices, the number of shares issuable at each exercise price, and the total proceeds to the company upon exercise.

We may have difficulty raising additional capital…, page 6

14.   In this risk factor, please include disclosure regarding the private placement that was to have closed on or before September 15, 2010. Please discuss in this risk factor or another appropriately titled risk factor the risk of dilution stemming from this private placement and any other fund raising activities.

Use of Proceeds, page 11

15.   We note your statement that your Use of Proceeds Table is based upon the conversion of options at a price of $0.15 per share. We note, however, that the $163,750 total proceeds are based on the actual conversion price for the options, which are $0.30, $0.50 and $0.55. Please revise accordingly.

16.   Under the "General Operational Expense (Office Space, Utilities, Exploration and development, etc…)," please clearly disclose the amount of proceeds that will be used for "Exploration and development" at each offering percentage level.

Market for Common Equity and Related Stockholder Matters, page 12

17.   We note your response to our prior comment 10 from our letter dated August 3, 2010 and the disclosure that you have no plans to seek listing on any exchange outside the TSX Venture Exchange. Please revise your disclosure throughout the filing that you intend to apply for listing on the OTC BB.

Results of Operations, pate 34

18.   We note that expenses relating to management fees, stock based compensation and
        professional fees materially increased between the fiscal year ended February 28, 2009
        and the fiscal year ended February 28, 2010. Please expand to discuss the components of
        these expenses and the reasons for their increase.

Liquidity, page 35

19.   We note your statement that the company anticipates that it currently does not have
        sufficient capital in order to meet its requirements for the next twelve month period. In
        this section, please disclose the amount of capital you would need in order to meet your
        requirements for the next twelve months, and what those specific requirements are.
        Please also disclose what activities you would be able to conduct with the capital
        currently on hand.

Executive Compensation, page 42.

20.   We note your response to our prior comment 21 from our letter dated August 3, 2010 and
        the addition of an Options Based Awards Table. Please also update your Summary
        Compensation Table to include all option awards received by your named executive
        officers during your last full financial year.

Security Ownership of Certain Beneficial Owners and Management, page 43

21.   We note your response to our prior comment 24 from our letter dated August 3, 2010.
        Please revise to include disclosure regarding your major shareholders required pursuant
        to Item 7.A of Form 20-F.

Certain Relationships and Related Party Transactions, page 43

22.   We note your disclosure of consulting agreements with Sage Associates Inc. and JVM
        Management Ltd. Please describe more clearly the services provided. Further, identify
        the companies controlled by Jerry Mini or in which he was a partner to which you paid
        accounting fees and rent.

Selling Stockholders, page 45

23.   We note your response to our prior comment 25 from our letter dated August 3, 2010.
        Please revise the tabular information to accurately provide the percentage ownership of
        each selling stockholder after the offering.

24.   We note your response to our prior comment 28 from our letter dated August 3, 2010.
        Please revise to uniformly disclose throughout your filing the total number of issued and
        outstanding shares of each class of your securities. For example, we note a discrepancy

between the number of shares outstanding used to calculate your Security Ownership of Certain Beneficial Owners and Management Table and the number used in the description of capital stock section.

25.   Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are entities. Provide similar disclosure with respect to all entities to be listed in your beneficial ownership table on page 43.

26.   We note your response to our prior comment 29 from our letter dated August 3, 2010 and the statement that the selling shareholders are not considered underwriters to the prospectus. Please revise to indicate that the selling shareholders may be considered underwriters.

Plan of Distribution, page 46

27.   We note your statement that the selling shareholders may sell the shares at a fixed price or at negotiated prices. Please provide the basis for the statement or clarify that the shares may only be sold at negotiated prices if sold on an exchange.

Recent Sale of Unregistered Securities, page II-1

28.   We note your response to our prior comment 35 from our letter dated August 3, 2010. Please name the persons or identify the class of persons to whom the securities were sold. See Item 701(b) of Regulation S-K.

Exhibits

29.   Please file as exhibits:
   - All agreements relating to the Escondidas option.
   - The employment agreement and stock option agreements with your officers and directors, including any agreements relating to the rolling stock option plan. In this regard, we note your response to our prior comment 20 from our letter dated August 3, 2010 and that you have entered into employment agreements with your directors and officers.
   - The agreements with your related parties, such as those with Sage Associates Inc. and Kriyah Consultants LLC.
   - A list of your subsidiaries. In this regard, we note that you acquired Salico on December 4, 2009.

Financial Statements for the fiscal years ended February 28, 2010 and 2009

Note 13 – Differences between Canadian and United States Generally Accepted
Accounting Principles, page F-35

30.   We note your response to prior comments 32 and 33 indicating that the reconciling item
        labeled as "mineral property and deferred acquisition costs expensed" includes
        adjustments of $234,000 and $253,914 relating to transaction costs associated with the
        Salar properties and write off of the Aspen Grove acquisition costs, respectively.
        However, we note that the total amount recorded as a reconciling item under this label is
        only $271,625. Please explain these inconsistencies.

31.   We have read your response to prior comment 33 and see that you have not adjusted your
        U.S. GAAP results to recognize the 1% non-controlling interest in SALICO. We
        understand that your consolidated financial statements include the accounts of the
        Company and your 99% share of SALICO, however we do not see how this is consistent
        with reporting consolidation of subsidiaries for which you have a controlling financial
        interest under FASB ASC Section 810-10-15 and the reporting of non-controlling
        financial interests under FASB ASC paragraphs 810-10-45-15 and 16. Please revise your
        U.S. GAAP reconciliation and related disclosures in Note 13 to comply with the
        aforementioned guidance.

32.   We note your response to prior comment 34 indicating that you have written off all of the
        capitalized acquisition costs related to the Salar Lithium Properties for U.S. GAAP
        purposes due to an uncertainty surrounding the existence of proven and probable
        reserves, a lack of scoping and feasibility studies, the "high probability that the projects
        will not be successful" and an inability to estimate production costs with any precision.
        Please address the following points:

        •   Explain the methods and assumptions used to determine the fair value of the
                property in performing your impairment analysis under both FASB ASC Section
                360-10-35 and your Canadian GAAP accounting policy at page F-23

        •   Describe the information about mineralization on the properties that you possess
                and explain how it was considered when you performed the analyses and how it
                impacted your conclusions.

        •   Tell us about the events, changes in circumstances and new information obtained
                subsequent to making your investment decision that caused you to no longer
                believe the investment was worthwhile; and explain how your view on the
                probability of success has not presented difficulties for your exploration program
                and accounting under Canadian GAAP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and

all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476, or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Harold P. Gewerter
       (702) 382-1714